EXHIBIT (c)

Proxy Voting Policies

Our policies regarding voting the proxies of securities held in client accounts depend on the nature of our relationship to the client. When we are an ERISA fiduciary of an account, there are additional considerations and procedures than for all other (regular) accounts. In all cases, when we vote client proxies, we must do so in the client’s best interests as described below by these policies.

Regular Accounts

We do not assume the role of an active shareholder when managing client accounts. If we are dissatisfied with the performance of a particular company, we will generally reduce or terminate our position in the company rather than attempt to force management changes through shareholder activism.

Making the Initial Decision on How to Vote the Proxy

As stated above, our goal and intent is to vote all proxies in the client’s best interests. For practical purposes, unless we make an affirmative decision to the contrary, when we vote a proxy as the Board of Directors of a company recommends, it means we agree with the Board that voting in such manner is in the interests of our clients as shareholders of the company for the reasons stated by the Board. However, if we believe that voting as the Board of Directors recommends would not be in a client’s best interests, then we must vote against the Board’s recommendation.

As a matter of standard operating procedure, all proxies received shall be voted (by telephone or Internet or through a proxy voting service), unless we are not authorized to vote proxies. When the client has reserved the right to vote proxies in his/her/its account, we must make arrangements for proxies to be delivered directly to such client from its custodian and, to the extent any such proxies are received by us inadvertently, promptly forward them to the client.

Documenting our Decisions

In cases where a proxy will NOT be voted or, as described below, voted against the Board of Directors recommendation, our policy is to make a notation to the file containing the records for such security (e.g., Corporation X research file, since we may receive numerous proxies for the same company and it is impractical to keep such records in the file of each individual client) explaining our action or inaction, as the case may be. Alternatively, or in addition to such notation, we may include a copy of the rationale for such decision in the appropriate equity correspondence file.

Why would voting as the Board recommends NOT be in the client’s best interests?

Portfolio management must, at a minimum, consider the following questions before voting any proxy:

1. Is the Board of Directors recommending an action that could dilute or otherwise diminish the value of our position? (This question is more complex than it looks: We must consider the time frames involved for both the client and the issuer. For example, if the Board of Directors is recommending an action that might initially cause the position to lose value but will increase the value of the position in the long-term, we would vote as the Board recommended for if we are holding the security for clients as a long-term investment. However, if the investment is close to our valuation limits and we are anticipating eliminating the position in the short-term, then it would be in our clients’ best interests to vote against management’s recommendation.)

2. If so, would we be unable to liquidate the affected securities without incurring a loss that would not otherwise have been recognized absent management’s proposal?

3. Is the Board of Directors recommending an action that could cause the securities held to lose value, rights or privileges and there are no comparable replacement investments readily available on the market? (For example, a company can be uniquely positioned in the market because of its valuation compared with otherwise comparable securities such that it would not be readily replaceable if we were to liquidate the position. In such a situation, we might vote against management’s recommendation if we believe a “No” vote could help prevent future share price depreciation resulting from management’s proposal or if we believe the value of the investment will appreciate if management’s proposal fails. A typical recent example of this type of decision is the case of a Board recommendation not to expense stock options, where we would vote against management’s recommendation because we believe expensing such options will do more to enhance shareholder value going forward.)

4. Would accepting the Board of Directors recommendation cause us to violate our client’s investment guidelines? (For example, a Board may recommend merging the company into one that is not permitted by client investment guidelines, e.g. a tobacco product company, a foreign security that is not traded on any US exchange or in US dollars, etc., restrictions often found in client investment guidelines. This would be an unusual situation and it is possible we would, nevertheless, vote in favor of a Board’s recommendation in anticipation of selling the investment prior to the date any vote would effectively change the nature of the investment as described. Moreover, this does not mean we will consider any client-provided proxy voting guidelines. Our policy is that client investment guidelines may not include proxy voting guidelines if our firm will vote account proxies. Rather, we will only vote client proxies in accordance with these guidelines. Clients who wish their account proxies to be voted in accordance with their own proxy voting guidelines must retain proxy voting authority for themselves.)

Essentially, we must “second guess” the Board of Directors to determine if their recommendation is in the best interests of our clients, regardless of whether the Board thinks their recommendation is in the best interests of shareholders in general. The above questions should apply no matter the type of action subject to the proxy. For example, changes in corporate governance structures, adoption or amendments to compensation plans (including stock options) and matters involving social issues or corporate responsibility should all be reviewed in the context of how it will affect our clients’ investment.

In making our decisions, to the extent we rely on any analysis outside of the information contained in the proxy statements, we must retain a record of such information in the same manner as other books and records (2 years in the office, 5 years in an easily accessible place). Also, if a proxy statement is NOT available on the SEC’s EDGAR database, we must keep a copy of the proxy statement.

Addressing Conflicts of Interest

Although it is not likely, in the event there is a conflict of interest between us and our client in connection with a material proxy vote (for example, (1) the issuer or an affiliate of the issuer is also a client or is actively being sought as a client or (2) we have a significant business relationship with the issuer such that voting in a particular manner could jeopardize this client and/or business relationship), our policy is to alert affected client(s) of the conflict before voting and indicate the manner in which we will vote. In such circumstances, our client(s) may instruct us to vote in a different manner. In any case, we must obtain client consent to vote the proxy when faced with a conflict of interest. If the conflict involves a security held by a mutual fund we manage, then we must present the material conflict to the Board of the applicable fund for consent or direction to vote the proxies. If the conflict involves a security held by wrap accounts, then we may present the conflict to the wrap sponsor, as our agent, to obtain wrap client consent or direction to vote the proxies. Note that no conflict generally exists for routine proxy matters such as approval of the independent auditor (unless, of course, the auditor in question is a client, we are seeking the auditor as a client or we have a significant business relationship with the auditor), electing an uncontested Board of Directors, etc.

In the event it is impractical to obtain client consent to vote a proxy when faced with a conflict of interest, or at the request of the applicable fund Board, the firm will employ the services of an independent third party “proxy services firm” to make the proxy voting decision in accordance with Rule 206(4)-6 under the Investment Advisors Act of 1940, as amended. The firm has retained the firm of Glass Lewis & Co. to serve in this capacity. All investment company Boards for which we provide investment management services have requested we utilize the recommendations of Glass Lewis & Co. in cases of conflicts of interest.

Once any member of the relevant portfolio management team determines that it would be in our clients’ best interests to vote AGAINST management recommendations (or, for Madison Scottsdale and Concord Asset Management, any particular portfolio manager makes such determination), then the decision should be brought to the attention of the Investment Committee, or any subcommittee appointed by the Investment Committee from among its members (such subcommittee may be a single person), to ratify the decision to stray from our general policy of voting with management. Such ratification need not be in writing.

The Investment Committee or any subcommittee appointed by the Investment Committee from among its members (such subcommittee may be a single person) shall monitor potential conflicts of interest between our firm and clients that would affect the manner by which we vote a proxy. We maintain a “conflicted list” for proxy voting purposes.

As of January 1, 2004, Jay Sekelsky represents the Investment Committee subcommittee described above.
Voting Proxies of Securities No Longer Owned

We may be entitled to vote a proxy because a security was held in a client portfolio on the record date but have subsequently sold the security from the client’s account prior to the meeting date to which the proxy relates.  In such situations, our vote has no economic value to the client who is not a shareholder of the company soliciting the proxy vote.  Therefore, our policy is to vote proxies of securities no longer owned in accordance with management recommendation or, if practical, not vote them at all.

Special Considerations for MEMBERS Mutual Funds and Ultra Series Fund

The proxy voting policy and procedures of MEMBERS Mutual Funds and the Ultra Series Fund, (the “Trusts”), reflect the policies and procedures of the Trust’s investment advisor, Madison Asset Management, LLC (“Madison”) and are incorporated into the Madison organization’s written compliance and procedures manual.  In addition, the Trusts’ policies incorporate the proxy voting policies and procedures of Madison’s current subadvisers: Shenkman Capital Management, Inc., Lazard Asset Management LLC and Wellington Management Company, LLP.

With respect to the proxy voting function relative to the Trusts, each Trust’s Board of Trustees has delegated this function to Madison. In general, with respect to proxies to be voted on behalf of the Trusts’ sub-advised funds, or portions of such funds, Madison currently intends to delegate its voting responsibilities hereunder, such that that the respective subadvisers of such funds, or portions of such funds, will vote such proxies in accordance with their own proxy voting policies and procedures. Notwithstanding the foregoing, Madison reserves the right at any time to reassume the responsibility of voting proxies relative to one or more of the sub-advised portfolios of the Trusts. Madison currently intends to monitor, by requesting periodic certifications from each of the subadvisers, the voting of each of the subadvisers to confirm consistency with each such subadviser’s proxy voting policies and procedures and to seek assurance that conflicts of interest have been adequately monitored and resolved. Madison will use reasonable efforts to ensure that each Trust’s Board of Trustees is timely notified of any material changes to the proxy voting policies and procedures of each of the subadvisers as the relevant subadvisers have specifically brought to the attention of Madison, if, in Madison’s judgment, such notification is necessary for the Board’s fulfillment of its responsibilities hereunder.

Madison recognizes that there may be instances where the responsibility for voting proxies with respect to a single security is vested in two or more subadvisers (e.g., when more than one fund, or two managed portions of the same fund, hold voting securities of a single issuer). Under these circumstances, there is the possibility that the application of relevant proxy voting policies will result in proxies being voted inconsistently. It is Madison’s position that such circumstances will not be deemed to suggest improper action on the part of any subadviser, and that neither Madison nor the Trusts will be required to take any action with respect to such instances, in the absence of other compelling factors that would necessitate such action.

ERISA Fiduciary Accounts

As a general rule, an ERISA plan Trustee is required to vote proxies. However, the fiduciary act of managing plan assets includes the responsibility to vote proxies on plan-owned stock when the named fiduciary has delegated management responsibility to an investment manager. Therefore, unless another named fiduciary (Trustee, another investment manager, consultant, plan administrator, employer, etc.) for any ERISA client expressly reserves the right to vote proxies, we are required to do so. In most cases, the plan document will specify who is required to vote proxies.

It is important that our investment management agreement (or the ERISA client’s plan document) (collectively, the “Contracts”) address the issue of who is responsible for voting proxies.

1. If the Contracts expressly preclude us from voting proxies, then the Trustee must vote proxies attributable to our ERISA client’s accounts.

2. On the other hand, if the Contracts are silent or simply state that we “may” vote proxies, then it is our fiduciary duty to affirmatively vote under ERISA.

ERISA requires us, when we are responsible for voting proxies:

1. To maintain voting records for review by the named fiduciary of the plan; and

2. Ensure that the custodian (or plan Trustee, as the case may be) forward to us all proxies received so that we may vote them in a timely manner.

Our general policy is to vote all ERISA plan proxies received in the same manner as we vote non-ERISA plan proxies described above. Again, as a matter of standard operating procedure, all proxies received shall be voted (by telephone or Internet).

Additional Recordkeeping Rules Related to Proxy Voting

We must keep any written documents (including email) we prepared that were material to making a decision on how to vote a proxy (or that memorialized the basis for our decision). As noted above, we need not keep a copy of the actual proxy statements we received if they are available on the SEC’s EDGAR database.

We must keep in the applicable client file records of written client requests for proxy voting information. We must, of course, also keep a copy in the client file of any of our written responses to clients who asked for such information either in writing or orally.

We retained the services of ProxyEdge to maintain the records of the proxy votes we cast on behalf of clients. To the extent we vote any proxies outside of this service (for example, for logistical purposes, certain Madison Scottsdale proxies may not be maintained by this service), then copies of the voted proxy must be maintained in the applicable client or research file, as the case may be.
Unless an investment company invests exclusively in non-voting securities, it shall file Form N-PX annually with the U.S. Securities and Exchange Commission no later than August 31 for the period covering the previous July 1 through June 30.